Exhibit 12.01
Woodward Governor Company
Statement of Computation of Ratio of Earnings to Fixed Charges
(in 000’s except ratio amounts)

	Year Ended September 30,
	2010	2009	2008	2007	2006
	(Unaudited)
Earnings before income taxes	$154,875	$122,476	$182,585	$132,680	$84,893
Plus: Fixed charges	30,726	34,776	4,647	5,273	5,698
Less: Capitalized interest	(150)	(31)	—	—	—

Earnings available to cover fixed charges	$185,451	$157,221	$187,232	$137,953	$90,591

Ratio of earnings to fixed charges	6.0	4.5	40.3	26.2	15.9

Fixed charges: Interest expensed	$27,716	$31,544	$3,716	$4,452	$5,016
Capitalized interest	150	31	—	—	—
Interest portion of rent expense *	1,191	1,116	813	746	609
Amortized premiums, discounts, and capitalized expenses	1,669	2,085	118	75	73

Total fixed charges	$30,726	$34,776	$4,647	$5,273	$5,698

*	Portion of total rent expense deemed to be representative of the interest factor.